HydroGen Corporation
2 Juniper Street
Versailles, Pennsylvania 15132

June 21, 2006

VIA EDGAR AND TELECOPY (202) 772-9218
Russell Mancuso, Branch Chief
United States Securities and
Exchange Commission
Mail Stop 60-10, 100 F Street, N.E.
Washington, D.C. 20549

RE:       HydroGen Corporation
Registration Statement on Form SB-2, Post-Effective Amendment #3
(File No. 333-128505) ( the "Registration Statement")

Dear Mr. Mancuso:

HydroGen Corporation (“HydroGen”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above noted Registration Statement, so that such Registration Statement will become effective as of 4:00 P..M., Wednesday, June 21, 2006, or as soon thereafter as practicable.

HydroGen acknowledges that:

(i)   Should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve HydroGen from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) HydroGen may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HYDROGEN CORPORATION

By:	/s/ Scott Schecter
Scott Schecter, Chief Financial Officer